

March 6, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Capstone Systems Inc.
Mr. Xu Jiyuan
Chief Financial Officer
25/F, First Trade Building, 985 Dong Fang Road, Pudong Xinqu
Shanghai, China, 200000

      Re: Capstone Systems Inc.
              Form 10-K for Fiscal Year Ended May 31, 2017
              Filed September 13, 2017
              File No. 333-207100

Dear Mr. Jiyuan:

We issued comments to you on the above captioned filing on February 16, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 20, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551- 3744 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Accounting Branch Chief
              Office of Manufacturing and
              Construction